UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )

INSPIRE VETERINARY PARTNERS, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

45784E106
(CUSIP Number)

November 8, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45784E106	13G	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Michelle Bartus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
408,163

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
408,163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
408,163

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 6,872,414 shares of Class A common stock outstanding as of August 29, 2023 and following the completion of the Issuer’s initial public offering, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 29, 2023.

CUSIP No. 45784E106	13G	Page 3 of 6
1	NAMES OF REPORTING PERSONS
Peter Nelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
408,163

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
408,163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
408,163

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 6,872,414 shares of Class A common stock outstanding as of August 29, 2023 and following the completion of the Issuer’s initial public offering, as reported on the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 29, 2023.

CUSIP No. 45784E106	13G	Page 4 of 6
ITEM 1 (a)	NAME OF ISSUER: Inspire Veterinary Partners, Inc.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

780 Lynnhaven Parkway, Suite 400, Virginia Beach, VA 23452

ITEM 2 (a)	NAME OF PERSON FILING:

Michelle Bartus and Peter Nelson, as joint tenants with right of survivorship

The foregoing are referred to as the “Reporting Persons”.

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Persons is: 3014 Midway Lane, Rostraver Township, PA 15012

ITEM 2 (c)	CITIZENSHIP:

United States

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock

ITEM 2 (e)	CUSIP NO.:

78643B302

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c):

Not applicable

ITEM 4	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

The Reporting Persons jointly beneficially own 408,163 shares of Class A Common Stock (the “Shares”)

CUSIP No. 45784E106	13G	Page 5 of 6
(b)	PERCENT OF CLASS:

The Reporting Persons jointly beneficially own 5.9% of the Shares.

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

0

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

Each of the Reporting Persons has shared power over 408,163 Shares.

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

Each of the Reporting Persons has shared power over 408,163 Shares

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45784E106	13G	Page 6 of 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2023

/s/ Michelle Bartus
Michelle Bartus

/s/Peter Nelson
Peter Nelson

 EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 10, 2023, by and between Michelle Bartus and Peter Nelson.